U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ]Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [X]Form 10-Q   [  ]Form N-SAR

For Period Ended: October 31, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Alternative Energy Partners, Inc.

(Exact name of Registrant as specified in its charter)

Former Name if Applicable:  N/A

Address of Principal Executive Office:

1365 N. Courtenay Parkway, Suite A (Street and Number) Merritt Island, Fl 32953
(City, State and Zip Code)
333-154894	02152E 20 0
Commission File Number	CUSIP Number

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant could not complete its Quarterly Report on Form 10-Q within 45 days of the fiscal year-end because the integration of the financial statements of the Registrant and its subsidiaries could not be completed in time to file the Report on the due date.  In addition, certain convertible promissory notes owed by Registrant with beneficial conversion features have been amended and modified, which requires recalculation of the financial results. The Quarterly Report will be filed within 5 calendar days of the due date.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification:

Hong-shin Pan 321-452-9091
(Name) (Area Code) (Telephone No.)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alternative Energy Partners, Inc .

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2011	By:	/s/ Hong-Shin Pan
Hong-Shin Pan
Chief ExecutiveOfficer